July 26, 2017	Michael J. Messaglia Direct Dial: (317) 238-6249 E-mail: mmessaglia@kdlegal.com

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Merchants Bancorp

Confidential Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Merchants Bancorp (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933 (the “Securities Act”). The Registration Statement submitted herewith relates to a proposed initial public offering of the Company’s common stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company qualifies an emerging growth company, as defined in Section 2(a)(19) of the Securities Act.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned or Robert Wild of this office at (312) 235-1119.

Sincerely,

/s/Michael J. Messaglia

Michael J. Messaglia

cc:                                John Macke (Merchants Bancorp)

Robert Wild